Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-4) and related prospectus of Susser Holdings Corporation for the exchange of $425 million of 8.50% Senior Notes and to the incorporation by reference of our reports dated March 19, 2010, with respect to the consolidated financial statements of Susser Holdings Corporation, and the effectiveness of internal control over financial reporting of Susser Holdings Corporation, included in its Annual Report (Form 10-K) for the year ended January 3, 2010, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

August 9, 2010